Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173391

INDEPENDENCE REALTY TRUST, INC.

SUPPLEMENT NO. 8 DATED MARCH 5, 2013

TO THE PROSPECTUS DATED MARCH 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated March 16, 2012, Supplement No. 6 thereto dated January 11, 2013 and Supplement No. 7 thereto dated February 6, 2013 relating to our offering of up to $1,095,000,000 in shares of our common stock. Terms used in this Supplement No. 8 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the authorization of cash distributions to our stockholders, including an increase to the annualized distribution rate to our common stockholders from 6.0% to 6.25% beginning in April 2013;

•	the extension of our offering to June 10, 2014;

•	the renewal of our advisory agreement; and

•	updates to the liquidity disclosure in our prospectus.

Authorization of Cash Distributions

On February 28, 2013, our board of directors authorized and declared distributions on our Series A Preferred Stock for the period ending on June 30, 2013. The distributions will be payable to the holders of the Series A Preferred Stock of record at a rate of $0.34153005 per day, which is an amount that is equivalent to a 12.5% annualized distribution rate based on a share price of $1,000.00. The distributions will be aggregated and paid in cash on or before June 28, 2013, pursuant to the requirements of our charter.

On February 28, 2013, our board of directors authorized and declared distributions on our common stock for the months of January through June 2013. For the months of January through March 2013, the distributions will be payable to the holders of our common stock at a rate of $0.00163934 per share per day, which is an amount that is equivalent to a 6.0% annualized distribution rate based on a share price of $10.00. For the months of April through June 2013, our board of directors authorized and declared distributions on our common stock at a rate of $0.00171233 per share per day, which is an amount that is equivalent to a 6.25% annualized distribution rate based on a share price of $10.00. The distributions for each month will be aggregated and paid on or before the fifteenth day following the completion of each respective month. All distributions will be paid in cash or reinvested in stock for those participating in our distribution reinvestment plan.

Extension of Our Offering

The following disclosure updates the cover page and “Plan of Distribution” section of our prospectus.

On February 28, 2013, our board of directors approved an extension of our offering to June 10, 2014.

Advisory Agreement Renewal

The following disclosure updates the “Management — Our Advisor” section of our prospectus.

On February 28, 2013, our board of directors authorized the renewal of the advisory agreement through April 7, 2014. The material terms of the renewed advisory agreement have not changed from the advisory agreement previously in effect. Pursuant to the terms of the renewed advisory agreement, any of the parties may terminate the agreement without cause or penalty upon providing 60 days’ written notice.

Update to Investment Strategy, Objectives and Policies

The following disclosure updates the “Questions and Answers About this Offering — Do you intend to list your common stock? If not, is there any other planned liquidity event?,” “Prospectus Summary — Listing or Liquidation,” “Investment Strategy, Objectives and Policies — Our Life Cycle,” “Investment Strategy, Objectives and Policies — Listing or Liquidation Policy,” sections of our prospectus.

We do not intend to hold our acquired assets indefinitely. Our board of directors, in consultation with management, will make a determination that it is in our best interests to begin the process of engaging advisors to consider alternatives with respect to a liquidity event no later than eighteen months after the termination of our offering stage. A liquidity event could include a sale of our assets, a sale or merger of our company, a listing of our common stock or a national securities exchange (provided we meet the then applicable listing requirements) or other similar transaction. Any liquidity event is subject to the determination of our board of directors that such liquidity event is appropriate to commence and the timing of such a liquidity event is likely to vary with market conditions.